UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 31, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

EVO Controlled Subsidiary - Supplemental Loan

On December 20, 2019, we directly acquired ownership of a “majority-owned subsidiary” (the “EVO Controlled Subsidiary”) for an initial purchase price of $6,000,000, which was the initial stated value of our equity interest in the EVO Controlled Subsidiary (the “EVO Equity REIT Investment”). Inclusive of the EVO Equity REIT Investment, the EVO Controlled Subsidiary was capitalized with $43,300,000 in equity contributions from us and another eREIT managed by our manager.  The EVO Controlled Subsidiary used the proceeds to acquire a single mid-rise multifamily property totaling 376 units located at 8760 W Patrick Lane, Las Vegas, NV 89148 (the “EVO Property”). More details on this acquisition can be found here.

The EVO Property was acquired for a purchase price of approximately $104,500,000. To date, approximately $845,000 has been spent on common area and unit improvements.

At the initial closing of the EVO Property, senior financing was provided through the assumption of a $55,090,000 senior loan and a $5,500,000 supplemental loan from Freddie Mac (together, the “EVO Senior Loan”). The EVO Senior Loan featured a remaining term of approximately nine years interest-only until maturity at a fixed rate of approximately 4.60% and a loan-to-value ratio of approximately 60.0%.

On May 31, 2023, Northmarq Capital LLC, / Freddie Mac provided a $9,090,000 supplemental loan with a 6.98% fixed interest rate and full term interest-only (the “EVO Supplemental Loan”), bringing the combined loan balance to $69,680,000 and the loan-to-value ratio, based on a lender-engaged appraisal, to approximately 56.2%. The appraised value of $123,980,000 represents a 19% increase in value compared to the $104,500,000 purchase price.

As a result of the EVO Supplemental Loan, we have received a cash distribution of approximately $1,198,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 22, 2023